Exhibit (12)
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                                 CMS ENERGY CORPORATION
 Ratio of Earnings to Fixed Charges and Preferred Securities Dividends and Distributions
                                  (Millions of Dollars)


                                  Six Months
                                       Ended     Years Ended December 31
                               June 30, 1997   1996    1995    1994   1993    1992
                                                                                (b)
Earnings as defined (a)
Consolidated net income (loss)         $ 138  $ 240   $ 204   $ 179  $ 155   $(297)
Income taxes                              79    139     118      92     75    (146)
Exclude equity basis subsidiaries        (36)   (85)    (57)    (18)    (6)     10
Fixed charges as defined, adjusted to
  exclude capitalized interest of $7, $8,
  $8, $6, $5, and $3 million for the six
  months ended June 30, 1997 and for the
  years ended December 31, 1996, 1995,
  1994, 1993 and 1992, respectively      165    310     295     249    253     236
                                       -----  -----   -----   -----  -----   -----
Earnings as defined                    $ 346  $ 604   $ 560   $ 502  $ 477   $(197)
                                       =====  =====   =====   =====  =====   =====

Fixed charges as defined (a)
Interest on long-term debt             $ 126  $ 230   $ 224   $ 193  $ 204   $ 169
Estimated interest portion of lease rental 5     10       9       9     11      16
Other interest charges                    22     43      42      30     32      43
Preferred securities dividends and
  distributions                           29     54      42      36     17      16
                                       -----  -----   -----   -----  -----   -----
Fixed charges as defined               $ 182  $ 337   $ 317   $ 268  $ 264   $ 244
                                       =====  =====   =====   =====  =====   =====

Ratio of earnings to fixed charges and
  preferred securities dividends
  and distributions                     1.90   1.79    1.77    1.87   1.81       -
                                       =====  =====   =====   =====  =====   =====

NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 1992, fixed charges exceeded earnings by $441 million.  Earnings as defined include a $520 million pretax loss on the settlement of MCV Power Purchases, $(15) million for potential customer refunds and other reserves related to 1992 but recorded in 1991, and $6 million relating to CMS Generation
Company's reduction in its investment in The Oxford Energy Company.  The ratio of earnings to fixed charges and preferred securities dividends and distributions would have been 1.29 excluding these amounts.

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